UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

AMMO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00175J107
(CUSIP Number)

Steven F. Urvan
c/o Ammo, Inc.
7681 E. Gray Rd.
Scottsdale, AZ 85260
(480) 947-0001

Copies to:

Brian A. Teras, Esq
Arnall Golden Gregory LLP
171 17th Street, Suite 2100
Atlanta, GA 30363
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON

Steven F. Urvan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		20,010,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,010,000
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

20,010,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.38%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.
Consists of 20,010,000 shares of common stock of the Issuer held directly by Mr. Urvan.
2.
Percentage of class based on 115,113,016 total outstanding shares of common stock of the Issuer as reported in the Issuer’s Form 10-Q filed on November 15, 2021.

This Amendment No. 1 amends and supplements the Schedule 13D filed by Steven F. Urvan (“Mr. Urvan”) on May 10, 2021 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Ammo, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 7681 E. Gray Rd., Scottsdale, AZ 85260.

Item 2 Identity and Background.

Mr. Urvan’s present principal occupation or employment is serving as Chief Strategy Officer of the Issuer. Mr. Urvan is a United States citizen. The business address of Mr. Urvan is c/o Ammo, Inc., 7681 E. Gray Rd., Scottsdale, AZ 85260.

During the last five years Mr. Urvan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Urvan acquired 20,000,000 shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of April 30, 2021 (the “Merger Agreement”), by and among Mr. Urvan, Gemini Direct Investments, LLC (“Gemini”), the Issuer and SpeedLight Group I, LLC (“Merger Sub”), whereby Merger Sub merged (the “Merger”) with and into Gemini, with Merger Sub surviving the merger as a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the Issuer acquired from Mr. Urvan 100% of the equity of Gemini which owns 100% of the Gunrboker.com business (the “Acquisition”).

As consideration for the Acquisition, on April 30, 2021, (i) the Issuer assumed an aggregate amount of indebtedness of Gemini and its subsidiaries equal to $50,000,000; and, (ii) the issued and outstanding membership interests in Gemini, held by Mr. Urvan, automatically converted into the right to receive (A) $50,000,000, and (B) 20,000,000 shares of Common Stock of the Issuer, $0.001 par value per share (the “Stock Consideration”). The Stock Consideration consisted of: (a) 14,500,000 shares issued without being held in escrow or requiring prior stockholder approval (the “Initial Shares”); (b) 4,000,000 shares issued subject to a Pledge and Escrow Agreement as described below (the “Pledged Securities”); and (c) 1,500,000 shares whose issuance was contingent upon stockholder approval for the issuance (the “Additional Securities”). The issuance of the Additional Securities was approved at the Issuer’s 2021 Annual Meeting of Shareholders and were issued on November 9, 2021 in accordance with the terms of the Merger Agreement.

Further, on October 5, 2021, the Issuer granted Mr. Urvan 10,000 shares of restricted Common Stock of the Issuer. The restricted shares were issued as compensation for Mr. Urvan’s service as a member of the Board of Directors of the Issuer.

Item 4 Purpose of Transaction.

Mr. Urvan intends to participate in and influence the affairs of the Issuer through the exercise of voting rights with respect to shares of the Issuer’s common stock. In additional, Mr. Urvan will influence the affairs of the Issuer in his capacity as Chief Strategy Officer and as a member of the Board of Directors. Mr. Urvan intends to review the performance of his investments and consider or explore a variety of alternatives, including with limitation, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

Mr. Urvan does not have any current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Urvan beneficially owns 20,010,000 shares (the “Shares”) of the issued and outstanding Common Stock of the Issuer. Such amount represents approximately 17.38% of the total of the issued and outstanding shares of the Issuer’s Common Stock as of the date hereof.

(b) Mr. Urvan holds sole voting and dispositive power over the Initial Shares and the Additional Securities. Pursuant to the Pledge and Escrow Agreement and the Company Lock-Up Agreement (as described below), Mr. Urvan has sole voting rights with respect to the Pledged Securities but may not sell or transfer the Pledged Securities without the consent of the Issuer, until such restrictions are removed pursuant to the terms of the Pledge and Escrow Agreement and the Lock-Up Agreement.

(c) Other than disclosed above, there were no transactions by Mr. Urvan in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Urvan.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Pledge and Escrow Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Pledge and Escrow Agreement (the “Pledge and Escrow Agreement”). In order to secure the fulfilment of Mr. Urvan’s indemnification obligations set forth in the Merger Agreement, Mr. Urvan agreed to irrevocably pledge and grant to the Issuer a continuing lien and security interest in and to the Pledged Securities. Mr. Urvan retained his voting rights with regard to the Pledged Securities.

Company Lock-Up Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Lock-Up Agreement (the “Company Lock-Up Agreement”), pursuant to which, until the Pledged Securities are released in accordance with the terms of the Company Lock-Up, the Pledged Securities shall not be sold or transferred by Mr. Urvan without the prior written consent of the Issuer.

Voting Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Voting Agreement (the “Voting Agreement”) containing the terms previously disclosed on the Schedule 13D. The Voting Agreement terminated on October 30, 2021 in accordance with its terms.

Standstill Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into a Standstill Agreement (the “Standstill Agreement”), whereby for a one-year period (the “Standstill Period”), Mr. Urvan agreed not to, among other things, make, effect, initiate, cause or participate in (i) any acquisition of any securities of the Issuer or any securities of any subsidiary or other affiliate or associate of the Issuer if such acquisition would result in Mr. Uvan and his affiliates and associates collectively beneficially owning twenty-five percent (25%) or more of the then issued and outstanding shares of common stock of the Issuer, (ii) any Company Acquisition Transaction (as this term is defined in the Standstill Agreement), or (iii) any “solicitation” of “proxies” (as those terms are defined in Rule 14a-1 of the General Rules and Regulations under the Exchange Act) or consents with respect to any securities of the Issuer.

Investor Rights Agreement

On April 30, 2021, in connection with the Merger Agreement, the Issuer and Mr. Urvan entered into an Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement required the Issuer to use its commercially reasonable efforts to register 10 million shares of the Stock Consideration (the “Registration Shares”) for resale on a registration statement to be filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), within ninety (90) days following April 30, 2021. On July 29, 2021, the Issuer filed a registration statement on Form S-3 with the SEC registering the Registration Shares as required by the terms of the Investor Rights Agreement.

The Issuer also agreed in the Investor Rights Agreement to provide Mr. Urvan with demand registration rights in connection with the other shares received by Mr. Urvan as part of the Stock Consideration, including the Pledged Securities (to the extent released and delivered to Mr. Urvan in accordance with the terms of the Merger Agreement) and the Additional Securities.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Agreement and Plan of Merger, dated as of April 30, 2021 (filed as Exhibit 2.1 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
2	Investor Rights Agreement, dated as of April 30, 2021 (filed as Exhibit 10.4 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
3	Lock-Up Agreement, dated as of April 30, 2021 (filed as Exhibit 10.1 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
4	Voting Agreement, dated as of April 30, 2021 (filed as Exhibit 10.2 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
5	Standstill Agreement, dated as of April 30, 2021 (filed as Exhibit 10.3 to the Issuer’s 8-K filed on May 6, 2021 and incorporated herein by reference)
6	Pledge and Escrow Agreement, dated as of April 30, 2021(filed as Exhibit 10.6 to the Reporting Person's Schedule 13D filed on May 10, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2021

/s/ Steven F. Urvan
Steven F. Urvan